UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File Number 1-15997

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Entravision Communications Corporation 2001 Employee Stock Purchase Plan

(Full name of registrant)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Sponsor

Entravision Communications Corporation

2001 Employee Stock Purchase Plan

Opinion on the financial statements

We have audited the accompanying statements of financial condition of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2017, and the related notes collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2017 and 2016, and the income and changes in plan equity for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Los Angeles, California

March 30, 2018

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

December 31,
	2017	2016
ASSET
Receivable from Plan sponsor	$ -	$ -

LIABILITY
Distributions due to participants	-	-

Plan equity	$ -	$ -

See Notes to Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

Years Ended December 31,
	2017	2016	2015

Additions to net assets attributed to:
Participant contributions	$ -	$ -	$ -

Deductions from net assets attributed to:
Distributions for purchases of stock	-	-	-
Change in distributions due to participants	-	-	-
Withdrawals by participants from Plan	-	-	-

Change in net assets available for benefits	-	-	-

Plan equity:
Beginning	-	-	-

Ending	$ -	$ -	$ -

See Notes to Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan

The Entravision Communications Corporation 2001 Employee Stock Purchase Plan (the “Plan”) is a self-funded contributory stock purchase plan that provides employees the option to purchase Entravision Communications Corporation (“Plan sponsor”) Class A Common Stock (the “stock”) at a discounted price.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan was adopted by the Board of Directors of the Plan sponsor on April 4, 2001 to allow eligible employees to purchase Plan sponsor stock (initially 600,000 shares in the aggregate plus an additional 600,000 shares, beginning January 2002, each calendar year for ten calendar years subject to adjustment as provided in the Plan). Eligible employees are employees of the Plan sponsor or any of its designated subsidiaries who have completed at least six months of continuous service as an employee as of an offering date. Two offering periods commence in each calendar year. The offering periods consist of the six-month periods commencing on each February 15 and August 15, during which periods eligible participants may elect to have deducted a portion of their compensation to purchase shares of stock at the end of such offering period. The purchase price of the stock is 85% of the lower of the day preceding the beginning-of-period or end-of-period closing market price.  Fair market value is defined as the closing price as reported by the New York Stock Exchange for such date.

A participant may withdraw from the Plan only at the beginning of an offering period, and may not withdraw from the Plan during an offering period. Unless a participant has previously withdrawn from the Plan, shares are issuable on the last day of each offering period. No fractional shares are issued, and any remaining participant balance is carried forward to the next offering period.

On July 23, 2009, the Board of Directors of the Plan sponsor adopted a resolution to suspend the Plan effective August 15, 2009. As a result, there will be no enrollments for any future offering periods until further notice. Anyone who was enrolled in the February 15 to August 14, 2009 period had shares issued to them at the end of the August 14, 2009 offering period as provided by the Plan, with any excess contributions refunded to the participants.

Contributions.  Prior to August 15, 2009, contributions to the Plan were made by the participants based on the amount participants elected to have deducted, not to exceed 15% of their compensation. However, no participant may have purchased more than 25,000 shares of stock during any offering period. In addition, no participant could have purchased stock with a fair market value in excess of $25,000 per calendar year. Contributions were made through payroll deductions.  The Plan’s first offering period commenced on August 15, 2001 and has had seventeen completed periods as of December 31, 2017, in which an aggregate of 1,402,941 shares of stock were purchased for participants.

Distributions.  Prior to August 15, 2009, distributions represented amounts used to acquire stock for eligible employees.  Participants may have changed their payroll withholding elections only at the beginning of an offering period, and may not have changed their payroll withholding elections during an offering period. Upon termination of employment for any reason, including death, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of the offering period will be returned in cash and without interest.

Administrative expenses.  The Compensation Committee of the Board of Directors of the Plan sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan sponsor.

Vesting and termination.  At all times, participants have fully-vested, non-forfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board of Directors of the Plan sponsor at any time, except that it may not increase the number of shares of stock subject to the Plan other than as described above.

ENTRAVISION COMMUNICATIONS CORPORATION

2001 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Plan accounts.  Prior to August 15, 2009, the Plan sponsor maintained Plan accounts on its books in the name of each participant during each offering period. Amounts deducted from a participant’s compensation were credited to the participant’s Plan account. Such amounts were not held in a separate trust and may have been commingled with the Plan sponsor’s general assets. No interest was credited on such accounts.

Note 2. Summary of Significant Accounting Policies

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Purchases of stock.  Prior to August 15, 2009, payments for the purchase of Plan sponsor stock were recorded when the purchases were made at the end of each semi-annual offering period.  The fair value of the stock purchases was $0.0 million for each of the years ended December 31, 2017, 2016 and 2015.

Participant contributions.  Prior to August 15, 2009, participant contributions, as well as a related receivable from the Plan sponsor, were recorded when amounts were deducted from participants’ compensation for the purchase of Plan sponsor stock.

Distributions due to participants.  Prior to August 15, 2009, participants may have withdrawn their elections to fund their contributions to the Plan only at the beginning of an offering period; therefore, all participant contributions not previously expended for stock purchases were recorded as a liability.

Use of estimates.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3. Income Taxes

The right to purchase shares of stock under the Plan is intended to constitute an option granted by the Plan sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code (“Code”), and such shares, for income tax purposes, shall be treated in accordance with the provisions thereof.  The Plan is neither qualified under Section 401(a) of the Code nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Participants are not considered to have income for federal income tax purposes as a result of their purchasing shares under the plan. Amounts deducted from participants’ compensation do not reduce the amount of their income for tax purposes.

Note 4. Plan Amendment

Effective December 31, 2005, the Board of Directors of the Plan sponsor approved certain amendments to the Plan. The amendments provide that participants in the Plan may change their payroll withholding elections or withdraw from the Plan only at the beginning of an offering period, and may no longer change their payroll withholding elections or withdraw from the Plan during an offering period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTRAVISION COMMUNICATIONS

CORPORATION 2001 EMPLOYEE STOCK PURCHASE PLAN

By: ENTRAVISION COMMUNICATIONS CORPORATION

(Plan Administrator)

By: /s/ Christopher T Young Christopher T. Young Chief Financial Officer

Date: March 30, 2018